Peter J. Falconer Associate General Counsel Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com
October 28, 2008
Amanda McManus
Branch Chief – Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation Definitive Proxy Statement on Schedule 14A Filed March 14, 2008 File No. 001-02328
Dear Ms. McManus:
     On behalf of GATX Corporation (the “Company”), I am submitting our responses to the comment letter dated September 8, 2008, to Brian A. Kenney, our Chief Executive Officer, regarding the above-referenced filing. The comments set forth in your letter are duplicated below and are followed immediately by the Company’s responses.
1.	We note your disclosure that the Compensation Committee receives recommendations from your Chief Executive Officer before making decisions with respect to the compensation of other named executive officers. In future filings, please disclose in reasonably complete detail the role of your Chief Executive Officer in your compensation process and his input during the crafting of compensation packages. Refer to Item 402(b)(xv) of Regulation S-K.
In future filings, we will provide additional detail concerning the role of the Chief Executive Officer in the Company’s compensation process and his recommendations regarding compensation for our named executive officers (“NEOs”). As noted on page 11 in our proxy statement, the Chief Executive Officer makes recommendations to the Compensation Committee concerning NEO compensation, and the Compensation Committee makes the final compensation decisions. As part of the Company’s regular compensation review cycles, the Chief Executive Officer typically makes recommendations concerning base salary increases and long-term incentive award grants for the NEOs. As discussed on page 12 in our proxy statement, our annual bonus plan was redesigned for 2008 and later years and, as a result, the Chief Executive Officer no longer makes recommendations with respect to annual incentive payouts since they are determined solely on the basis of Company financial performance. Every other year, the Compensation Committee reviews a market competitive analysis, conducted by human resources with oversight from the Committee’s consultant, of the Company’s executive compensation elements, including base pay, and annual and long-term incentive awards. Based on this analysis, the Chief Executive Officer makes recommendations to increase or decrease target levels for annual bonus and long-term incentive awards for the

Ms. Amanda McManus
October 28, 2008

NEOs. In addition, the Chief Executive Officer from time to time may recommend that the Compensation Committee grant a special bonus or long-term incentive award to recognize outstanding performance or exceptional contributions by an NEO.
2.	We note your disclosure on page 11 and throughout your CD&A section that you structured your executive compensation program to provide pay opportunities which you believe are comparable to the middle range of opportunities provided by similarly-sized companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(xiv) of Regulation S-K.
In our letters to the Staff dated January 4, 2008, and October 16, 2007, we discussed the same issues in connection with the Staff’s review of our 2007 proxy statement. We do not believe that the Company engages in “benchmarking” as the Company does not target NEO compensation, or any portion thereof, to a specific percentile of either of the compensation surveys it reviews in any formulaic fashion. Rather, the Company uses the surveys to understand current compensation practices at similarly-sized companies in order to help the Company achieve its goal of having the various elements of compensation be competitive. However, the compensation surveys are just a starting point for our compensation process, and actual compensation decisions with respect to specific individuals are influenced by a variety of factors in addition to the surveys, including experience, tenure, unique responsibilities and individual performance. Following submission of our response letter dated January 4, 2008, we were advised by the Staff that they had no further comments. Our 2008 CD&A reflected the modifications to the disclosure that had been discussed with the Staff during the 2007 comment process, and our practices with regard to the use of compensation surveys did not change from the 2006 to 2007 compensation years.
* * * *
In responding to the Division’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please contact me at (312) 621-8086.

Sincerely,

/s/ Peter J. Falconer Peter J. Falconer
Associate General Counsel